                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                               (AMENDMENT NO. 10)*

                         Urstadt Biddle Properties Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    917286106
                                    ---------
                                 (CUSIP Number)

                               Charles J. Urstadt
                      Chairman and Chief Executive Officer
                         Urstadt Biddle Properties Inc.
                               321 Railroad Avenue
                          Greenwich, Connecticut 06830
                                 (203) 863-8200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 12, 2004
                                -----------------
                      (Date of Event Which Requires Filing
                               of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 917286106
--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)

         Charles J. Urstadt
--------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
                  N/A
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  United States of America
--------------------------------------------------------------------------------
                       7        Sole Voting Power
       Number of                      291,814
        Shares
     Beneficially
       Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                      2,329,909

                       9        Sole Dispositive Power
                                        291,814

                       10       Shared Dispositive Power
                                      2,329,909
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      2,621,723
--------------------------------------------------------------------------------
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                          37.2%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

                                             IN
--------------------------------------------------------------------------------

CUSIP NO. 917286106
--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)

               Urstadt Property Company, Inc.
--------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

                N/A
--------------------------------------------------------------------------------
5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                Delaware
--------------------------------------------------------------------------------
                       7        Sole Voting Power
       Number of                           0
        Shares
     Beneficially
       Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                      2,201,647

                       9        Sole Dispositive Power
                                              0

                       10       Shared Dispositive Power
                                      2,201,647
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      2,201,647
--------------------------------------------------------------------------------
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                          31.3%
--------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                             CO
--------------------------------------------------------------------------------

CUSIP NO. 917286106
--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)

                Elinor F. Urstadt
--------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

                N/A
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                United States of America
--------------------------------------------------------------------------------
                       7        Sole Voting Power
       Number of                         21,300
        Shares
     Beneficially
       Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                        100,000

                       9        Sole Dispositive Power
                                         21,300

                       10       Shared Dispositive Power
                                        100,000
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        121,300
--------------------------------------------------------------------------------
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                           1.7%
--------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                             IN
--------------------------------------------------------------------------------

CUSIP NO. 917286106
--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)

                Urstadt Conservation Foundation
                by Charles J. Urstadt and Elinor F. Urstadt as Sole Trustees
--------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

                N/A
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                New York
--------------------------------------------------------------------------------
                       7        Sole Voting Power
       Number of                            0
        Shares
     Beneficially
       Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                      100,000

                       9        Sole Dispositive Power
                                            0

                       10       Shared Dispositive Power
                                      100,000
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      100,000
--------------------------------------------------------------------------------
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                        1.4%
--------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                         OO
--------------------------------------------------------------------------------

CUSIP NO. 917286106
--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)

                  Urstadt Realty Associates Co LP
--------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
                  N/A
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------
                       7        Sole Voting Power
       Number of                             0
        Shares
     Beneficially
       Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                      1,753,950

                       9        Sole Dispositive Power
                                              0

                       10       Shared Dispositive Power
                                      1,753,950
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                     1,753,950
--------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)   [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                         24.9%
--------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                            PN
--------------------------------------------------------------------------------

CUSIP NO. 917286106
--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)

                  Willing L. Biddle
--------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
                 OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  United States of America
--------------------------------------------------------------------------------
                       7        Sole Voting Power
       Number of                      1,037,872
        Shares
     Beneficially
       Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                          8,606

                       9        Sole Dispositive Power
                                      1,037,872

                       10       Shared Dispositive Power
                                          8,606
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      1,046,478
--------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)   [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                          14.9%
--------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                             IN
--------------------------------------------------------------------------------

         This Statement on Schedule 13D constitutes Amendment No. 10 to the
Schedule 13D dated September 10, 1987, as amended by Amendment Nos. 1 through 9 (the "Schedule 13D"), and is being filed on behalf of: (i) Charles J. Urstadt,
(ii) Urstadt Property Company, Inc., a Delaware corporation ("UPCO"), (iii) Elinor F. Urstadt, (iv) the Urstadt Conservation Foundation (the "UCF"), by Charles J. Urstadt and Elinor F. Urstadt, as Sole Trustees, (v) Urstadt Realty Associates Co LP, a Delaware limited partnership, by UPCO as its sole general partner ("URACO"), and (vi) Willing L. Biddle. The reporting persons set forth in (i) - (vi) of the preceding sentence are sometimes hereinafter collectively referred to as the "Reporting Persons". Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

         The Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby supplemented as follows:

         See Item 5 below.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a) Mr. Urstadt is the direct beneficial owner of 291,814 shares of Common Stock individually, which, when added to the 447,697 shares of Common Stock held by UPCO, the 21,300 shares of Common Stock held by Mrs. Urstadt, the 100,000 shares of Common Stock held by UCF, the 6,962 shares of Common Stock held by the Trust Established Under the Issuer's Excess Benefits and Deferred Compensation Plan (the "Compensation Plan Trust") for the benefit of Mr. Urstadt and the 1,753,950 shares of Common Stock held by URACO, results in Mr. Urstadt beneficially owning 2,621,723 shares of Common Stock, or 37.2 % of the 7,038,435 shares of Common Stock outstanding as of January 26, 2004. Mr. Urstadt, however, disclaims beneficial ownership of any shares owned by UCF.

         UPCO is the direct beneficial owner of 447,697 shares of Common Stock, which, when added to the 1,753,950 shares of Common Stock held by URACO, results in UPCO beneficially owning 2,201,647 shares of Common Stock, or 31.3% of the 7,038,435 shares of Common Stock outstanding as of January 26, 2004.

         Mrs. Urstadt is the direct beneficial owner of 21,300 shares of Common Stock individually, which, when added to the 100,000 shares of Common Stock held by UCF, results in Mrs. Urstadt beneficially owning 121,300 shares of Common Stock, or 1.7% of the 7,038,435 shares of Common Stock outstanding as of January 26, 2004. Mrs. Urstadt, however, disclaims beneficial ownership of any shares owned by UCF.

         UCF is the beneficial owner of 100,000 shares of Common Stock, constituting 1.4% of the 7,038,435 shares of Common Stock outstanding as of January 26, 2004. Mr. Urstadt and Mrs. Urstadt disclaim beneficial ownership of any shares owned by UCF.

         URACO is the beneficial owner of 1,753,950 shares of Common Stock, constituting 24.9% of the 7,038,435 shares of Common Stock outstanding as of January 26, 2004.

         Mr. Biddle is the direct beneficial owner of 1,037,872 shares of Common Stock individually, which, when added to the 5030 shares of Common Stock held by his wife, Catherine Urstadt Biddle, the 2506 shares of Common Stock held by the Compensation Plan Trust for the benefit of Mr. Biddle and the 1070 shares of Common Stock held by the Charles and Phoebe Biddle Trust UAD 12/20/93 for the benefit of the issue of Mr. Biddle, results in Mr. Biddle owning 1,046,478 shares of Common Stock, or 14.9% of the 7,038,435 shares of Common Stock outstanding as of January 26, 2004.

(b) Mr. Urstadt has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 291,814 shares of Common Stock.

         UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 447,697 shares of Common Stock directly owned by UPCO in view of the fact that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

         Mrs. Urstadt has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 21,300 shares of Common Stock.

         UCF, Mr. Urstadt and Mrs. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 100,000 shares of Common Stock owned by UCF in view of the fact that Mr. Urstadt and Mrs. Urstadt are the sole trustees of UCF. Mr. Urstadt and Mrs. Urstadt disclaim beneficial ownership of any shares owned by UCF.

         UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 1,753,950 shares of Common Stock directly owned by URACO in view of the fact that UPCO is the sole general partner of URACO, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

         Mr. Biddle has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 1,037,872 shares of Common Stock.

(c) On February 12, 2004, UPCO purchased 1,200 shares of Common Stock from a third party in a private transaction for an aggregate purchase price of $16,656.

         On February 6, 2004, Mrs. Urstadt completed an equity swap (the "Equity Swap") of 14,300 shares of Class A Common Stock of the Issuer for 14,300 shares of Common Stock of the Issuer with a third party.

         On January 29, 2004, UPCO purchased 28,800 shares of Common Stock from a third party in a private transaction for an aggregate purchase price of $399,744.

         On January 16, 2004, Mr. Urstadt received dividends on shares of Common Stock which are directly owned by him and which are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer's Dividend Reinvestment Plan. On January 16, 2004, dividends on these shares were paid out and automatically reinvested in additional Common Stock in the amount of 4,040 shares.

         On January 16, 2004, Mr. Urstadt received dividends on shares of Common Stock which are indirectly owned by him and directly owned by UPCO, and which are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer's Dividend Reinvestment Plan. On January 16, 2004, dividends on these shares were paid out and automatically reinvested in additional Common Stock in the amount of 5,410 shares.

         On January 16, 2004, Mr. Urstadt received dividends on shares of Common Stock which are indirectly owned by him and directly owned by URACO, and which are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer's Dividend Reinvestment Plan. On January 16, 2004, dividends on these shares were paid out and automatically reinvested in additional Common Stock in the amount of 24,689 shares. On January 23, 2004, the shares were sold to UPCO in a private transaction.

         On January 16, 2004, Mr. Urstadt received dividends on shares of Common Stock which are indirectly owned by him and directly owned by the Compensation Trust Plan, and which are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer's Dividend Reinvestment Plan. On January 16, 2004, dividends on these shares were paid out and automatically reinvested in additional Common Stock in the amount of 97 shares.

         On January 16, 2004, Mr. Biddle received dividends on shares of Common Stock which are directly owned by him and which are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer's Dividend Reinvestment Plan. On January 16, 2004, dividends on these shares were paid out and automatically reinvested in additional Common Stock in the amount of 14,403 shares.

         On January 16, 2004, Mr. Biddle received dividends on shares of Common Stock which are indirectly owned by him and directly owned by the Compensation Trust Plan, and which are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer's Dividend Reinvestment Plan. On January 16, 2004, dividends on these shares were paid out and automatically reinvested in additional Common Stock in the amount of 34 shares.

         On January 2, 2004, the Issuer entered into an agreement with Mr. Urstadt whereby Mr. Urstadt was granted a restricted stock award of 81,250 shares of Common Stock pursuant to the Issuer's Amended and Restated Restricted Stock Award Plan.

         On January 2, 2004, the Issuer entered into an agreement with Mr. Biddle whereby Mr. Biddle was granted a restricted stock award of 93,750 shares of Common Stock pursuant to the Issuer's Amended and Restated Restricted Stock Award Plan

         Except as set forth in this Schedule 13D, none of UPCO, Mr. Urstadt, Mrs. Urstadt, UCF, URACO or Mr. Biddle or, to the best knowledge of such parties, any of the persons listed on Schedule I to the Schedule 13D, owns any shares of Common Stock or has purchased or sold any shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Urstadt, as Chairman of the Board and Chief Executive Officer of the Issuer, and Mr. Biddle, as President and Chief Operating Officer of the Issuer, are participants in the Restricted Stock Plan. Mr. Urstadt is the direct beneficial owner of 281,250 restricted shares of Common Stock issued pursuant to the Restricted Stock Award Plan and Mr. Biddle is the direct beneficial owner of 337,500 restricted shares of Common Stock issued pursuant to the Restricted Stock Award Plan.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby supplemented as follows:

         1.       Joint Filing Agreement, dated March 16, 2004.

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2004


                                              /s/ Charles J. Urstadt
                                              ----------------------
                                              Charles J. Urstadt

                                              URSTADT PROPERTY COMPANY, INC.

                                              By: /s/ Charles J. Urstadt
                                                  ----------------------
                                                  Name:   Charles J. Urstadt
                                                  Title:  Chairman of the Board

                                                  /s/ Elinor F. Urstadt
                                                  ----------------------
                                                  Elinor F. Urstadt

                                              URSTADT CONSERVATION FOUNDATION

                                              By: /s/ Charles J. Urstadt
                                                  ----------------------
                                                  Name:   Charles J. Urstadt
                                                  Title:  Trustee

                                              By: /s/ Elinor F. Urstadt
                                                  ----------------------
                                                  Name:   Elinor F. Urstadt
                                                  Title:  Trustee

                                              URSTADT REALTY ASSOCIATES CO LP

                                              By: URSTADT PROPERTY COMPANY, INC.
                                                  Its sole general partner

                                              By: /s/ Charles J. Urstadt
                                                  ----------------------
                                                  Name:   Charles J. Urstadt
                                                  Title:  Chairman of the Board


                                                  /s/ Willing L. Biddle
                                                  ---------------------
                                                  Willing L. Biddle

                                    EXHIBIT 1
                                    ---------

                                    AGREEMENT
                                    ---------

         The undersigned hereby agree that this Amendment No. 10 to the Schedule 13D with respect to the beneficial ownership of shares of Common Stock of Urstadt Biddle Properties Inc. is filed jointly, on behalf of each of them.

Dated:   March 16, 2004

                                              /s/ Charles J. Urstadt
                                              ----------------------
                                              Charles J. Urstadt

                                              URSTADT PROPERTY COMPANY, INC.

                                              By: /s/ Charles J. Urstadt
                                                  ----------------------
                                                  Name:  Charles J. Urstadt
                                                  Title: Chairman of the Board

                                              /s/ Elinor F. Urstadt
                                              ---------------------
                                              Elinor F. Urstadt

                                              URSTADT CONSERVATION FOUNDATION

                                              By: /s/ Charles J. Urstadt
                                                  ----------------------
                                                  Name:  Charles J. Urstadt
                                                  Title: Trustee

                                              By: /s/ Elinor F. Urstadt
                                                  ----------------------
                                                  Name:  Elinor F. Urstadt
                                                  Title: Trustee

                                              URSTADT REALTY ASSOCIATES CO LP

                                              By: URSTADT PROPERTY COMPANY, INC.
                                                  Its sole general partner

                                              By: /s/ Charles J. Urstadt
                                                  ----------------------
                                                  Name:  Charles J. Urstadt
                                                  Title: Chairman of the Board


                                              /s/ Willing L. Biddle
                                              ---------------------
                                              Willing L. Biddle